Exhibit 99.1

Heritage Commerce Corp to Participate at FIG Partners' 5th Annual West Coast Bank CEO Forum on
February 6, 2014, in San Francisco

San Jose, California – February 5, 2014 – **Heritage Commerce Corp (Nasdaq: HTBK),** the holding company (the "Company") for Heritage Bank of Commerce (the "Bank"), today announced that Walter Kaczmarek, President and CEO, is scheduled to participate at the FIG Partners' 5th Annual West Coast CEO Forum at the Palace Hotel, San Francisco, CA. Mr. Kaczmarek will be a panelist on the Bay Area Banks Panel at 1:55 p.m. (PST) on Thursday, February 6, 2014.

For more information on the FIG Conference, or to schedule a one-on-one meeting with Heritage Commerce Corp, please contact a FIG Partners representative. Conference participation is by invitation only and registration is required. http://figpartners.com/events/default/

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender with an additional Loan Production Office in Lincoln, California. Heritage Bank of Commerce is an SBA Preferred Lender. For more information, please visit www.heritagecommercecorp.com.

Member FDIC